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                                  UNITED STATES                     OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
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                                   FORM 12B-25                   SEC FILE NUMBER
                                                                         0-24833
                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
(Check One):  | | Form 10-KSB  | | Form 20-F    | |Form 11-K         36114Q 20 8
              |x| Form 10-QSB  | | Form N-SAR


              For Period Ended:      September 30, 1999
                                    -------------------
              | | Transition Report on Form 10-K
              | | Transition Report on Form 20-F
              | | Transition Report on Form 11-K
              | | Transition Report on Form 10-Q
              | | Transition Report on Form N-SAR
              For the Transition Period Ended:__________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                            FutureLink Corp.
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Full Name of Registrant

                            FutureLink Distribution Corp.
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Former Name if Applicable

                            100,  6 Morgan
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Address of Principal Executive Office (Street and Number)

                            Irvine, California  92618
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               |x|  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               |x|  (b)  The subject annual report, semi-annual report,
                         transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               | |  (c)  The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.




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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:


     The Registrant has virtually completed its quarterly consolidated financial statements. However, the Registrant's policies are to have all publicly disseminated financial information reviewed by its independent auditors, a policy which has led to delays in reporting its quarterly financial results given the number of significant transactions which took place during and subsequent to the quarter. The Registrant has recently announced a number of material events which impact the 10-QSB to be filed, for which Current Reports on Form 8-K have been filed or are being prepared. These include the completion of a major private placement financing and a significant acquisition (see Current Report on Form 8-K filed October 27, 1999), which also involved changes in the Registrant's Board of Directors. These material items do not include the Registrant's recently completed acquisition of CN Networks, Inc., which closed on November 5, 1999, for which a Current Report on Form 8-K is being prepared, as well as the Registrant's proposed acquisition of Async Technologies, Inc. The efforts required on the part of the Registrant to report these material events and to also adequately disclose these matters in the Registrant's Form 10-QSB now due have been extremely high. Minor adjustments continue to be made to the Registrant's draft 10-QSB for the Quarterly Period ended September 30, 1999 to ensure adequate disclosure.

     The Registrant has used its best efforts to complete the Form 10-QSB in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-QSB within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-QSB within the five day extension period permitted by Rule 12b-25.


PART IV -- OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

   Kyle B.A. Scott                (403)                    509-5015
       (Name)                  (Area Code)            (Telephone Number)

Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|x| Yes

| | No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? xYes |_| No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Appendix 1, attached.
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                                FutureLink Corp.
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                  (Name of Registrant as Specified in Charter)


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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 15, 1999                  By  /s/ R. Kilambi
    -------------------------------        -------------------------------
                                             Raghunath Kilambi
                                             Executive Vice-President,
                                             Chief Financial Officer



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                                   APPENDIX 1
                                 TO FORM 12b-25
                             FILED NOVEMBER 15, 1999
                                       BY
                                FUTURELINK CORP.


The Registrant anticipates reporting significant changes in results from operations on its earnings statements to be included in its consolidated quarterly financial statements for the quarterly period ended September 30, 1999, to be included in its Form 10-QSB for the quarter ended September 30, 1999, versus results from operations for the quarterly period ended September 30, 1998, primarily as a result of the significant acquisitions effected by the Registrant over the past fifteen months.

Prior to 1998, FutureLink, formerly Core Ventures Inc., was an inactive mining company. In January 1998, the Registrant changed its name and acquired the controlling stake (46%) of FutureLink Distribution Corp., an Alberta, Canada, corporation ("FutureLink Alberta"). Later in 1998 and into early 1999, the Registrant completed the acquisition of the remainder of FutureLink Alberta. A second major acquisition was effected August 24, 1998, being the Registrant's acquisition of all of the issued and outstanding shares of Riverview Management Corporation (now part of FutureLink Alberta). The Registrant's consolidated earnings statements now reflect the impact of these subsidiaries' operations and earnings, but the Registrant had little in the way of operations and earnings during the first three quarters of 1998. In 1999, subsequent to September 30, 1999, the Registrant has completed two acquisitions of California based companies - Executive LAN Management, Inc., d.b.a. Micro Visions, and CN Networks, Inc. These acquisitions will be reflected as "Subsequent Events" in the Registrants financial statements for the quarterly period ended September 30, 1999.